Exhibit B

BY E-MAIL

CONFIDENTIAL

September 25, 2013

Vitran Corporation Inc.

185 The West Mall

Suite 701

Toronto, Ontario

M9C 5L5

Attention: Richard D. McGraw, Chairman of the Board

Dear Sirs:

As you know, TransForce Inc. (“TransForce”) is a significant shareholder of Vitran Corporation Inc. (“Vitran” or the “Company”) and we noted the announcement on Monday regarding the sale of Vitran’s U.S. LTL business (the “U.S. Transaction”), which we consider to be a positive outcome for the Company.

We were somewhat surprised with the timing and nature of this development, as we had been informed that the Company was taking another route, one that would have involved us directly. At this point, we thought that we should formalize our interest in order to ensure clear communication of TransForce’s position.

Assuming that the U.S. Transaction is structured to our satisfaction and has no adverse impact upon the remainder of the Company, TransForce is prepared to move very quickly and finalize a transaction to acquire all of the issued and outstanding shares of Vitran (the “Transaction”) for cash consideration of USD$4.50 per share. The details of the Transaction are set out in the attached letter of intent, which we would ask Vitran to sign.

To be clear, we are committed to gaining the support of the Board of Directors of Vitran and announcing the Transaction as soon as we possibly can. We have retained financial and legal advisors to assist us in this process.

TransForce has substantial financial resources to effect the Transaction and would not require a financing condition in the agreement. We consider that this all-cash proposal for Vitran represents an attractive value proposition for Vitran’s shareholders and provides immediate liquidity in an uncertain economic environment. We believe that the proposal fully values Vitran’s capabilities and long-term growth prospects and furthermore offers Vitran’s employees additional opportunities for growth and advancement as part of a new, larger organization.

As we have discussed previously, and for the avoidance of any doubt, TransForce will not support any alternative transaction. The Transaction is predicated on exclusivity and is not one around which an auction process or “market check” can be built. The attached letter of intent provides for an exclusivity period of 30 days.

Should you have any questions concerning the Transaction or require any further information, please do not hesitate to contact the undersigned or our financial advisor Andrew Armstrong at National Bank Financial at (416) 869 8584.

As you know, TransForce is currently a Schedule 13D filer in the United States with regard to Vitran, and accordingly is required to amend its filing to disclose this letter and the proposed letter of intent promptly.

Yours very truly,

TRANSFORCE INC.

per:	/s/ Alain Bédard
Alain Bédard
Chairman, President and Chief Executive Officer

c.c.	William S. Deluce

Interim President and Chief Executive Officer

Vitran Corporation Inc.